VIA EDGAR

August 6, 2010

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BioDelivery Sciences International, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2009

(File No. 001-31361) (the “10-K”)

Dear Mr. Rosenberg:

BioDelivery Sciences International, Inc. (the “Company”), hereby submits for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s comments to the above referenced 10-K which was filed with the Commission on March 19, 2010. The Staff’s comments are set forth in a letter dated July 12, 2010. In addition, attached hereto as Exhibit A are draft changed pages which the Company proposes to include in an amendment to the 10-K to reflect changes to the 10-K arising from the Staff’s comments. For the benefit of the Staff, updated language is included on such exhibit in bold faced type.

For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.

Item 1. Description of Business

General

1.	Please revise your descriptions of the following agreements on pages 12 through 15 and 82 to disclose the duration and termination provisions:

At the outset, the Company notes for the benefit of the Staff that certain disclosures requested by the Staff are, in the Company’s view, either no longer material to the Company or would require disclosure of items for which the Staff has previously granted confidential treatment. Please see below for the Company’s specific responses on a contract by contract basis.

However, with respect to the confidential treatment matters, as discussed via telephone with the Staff and mindful of the Staff’s ability to revisit these matters in the case where a registrant’s confidential treatment request has not been reviewed but has been granted by the Staff, the Company has endeavored to augment its disclosure in a manner that provides the information requested by the Staff while maintaining as confidential certain specific items that are commercial in nature.

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Mr. Jim B. Rosenberg August 6, 2010 Page 2 of 17

•	North American Licensing Agreement with Meda;

The Company will revise the 10-K with respect to this agreement in accordance with the Staff’s comment. Please see Exhibit A.

•	European Licensing Agreement with Meda;

The Company will revise the 10-K with respect to this agreement in accordance with the Staff’s comment. Please see Exhibit A.

•	Supply Agreement with Aveva Drug Delivery Systems;

The Company will revise the 10-K with respect to this agreement in accordance with the Staff’s comment. Please see Exhibit A.

•	Process Development Agreement with LTS Lohmann Therapie-Systems AG;

The Company will revise the 10-K with respect to this agreement in accordance with the Staff’s comment. Please see Exhibit A.

•	Research Collaboration and License Agreement with the Drugs for Neglected Diseases initiative;

The Company will revise the 10-K with respect to this agreement in accordance with the Staff’s comment. Please see Exhibit A.

•	License Agreement with Atrix Laboratories (now QLT); and

The Company notes for the Staff’s benefit that this agreement is no longer in effect following the Company’s purchase of the underlying asset in 2007, the agreements for which are disclosed in the 10-K (such disclosure is included on Exhibit A hereto) and have previously been filed with the Commission as exhibits. The Staff is advised that no further royalty payments are due under the license although the Company has one remaining payment left in respect of the asset purchase. Therefore, the Company submits that a summary of the duration and termination provisions of this agreement would not be material to readers of the 10-K.

•	Amphotericin B License Agreement with Accentia

The Company notes for the Staff’s benefit that this agreement is not presently material to the Company because (i) the Company’s development and commercialization activities are focused exclusively on its BEMA technology (rather than the Bioral technology, which is the subject to this agreement) and (ii) as disclosed in the 10-K, Accentia is presently in bankruptcy and no activities are being undertaken by Accentia under this Agreement. As such, the Company submits that additional disclosure regarding this agreement would not be material to readers of the 10-K.

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Mr. Jim B. Rosenberg August 6, 2010 Page 3 of 17

Relationship with CDC IV, LLC, page 15

2.	We note your description on page 15 of the Clinical Development and License Agreement with CDC, pursuant to which CDC is entitled to receive a royalty based on net sales of ONSOLIS, including minimum royalties. Please revise your description of this agreement to disclose the following information:

•	The range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.);

The Company will revise the 10-K to disclose a “mid-single digit” royalty due to CDC. Please see Exhibit A.

•	The minimum amount of royalties payable to CDC; and

The Company will revise the 10-K to disclose the minimum royalty amount due to CDC. Please see Exhibit A.

•	Duration and termination provisions.

The Company will revise the 10-K with respect to this agreement in accordance with the Staff’s comment. Please see Exhibit A.

Historical Relationship with UMDNJ and Albany College, page 28.

3.	We note your description of the license agreement between the company and UMDNJ and Albany College regarding the cochleate technology. You disclose on page 29 that the license agreement obligates you to pay a royalty fee on net sales of cochleate products. Please revise your description of this agreement to disclose the following information:

•	The range of royalty rates (for example, “low-single-digits,” “high-single-digits”, etc.); and

•	Duration and termination provisions.

The Company respectfully submits that the requested disclosure is no longer material to readers of the 10-K due to the fact that the Company’s cochleate technology, relative to its BEMA® technology, is no longer material to the Company. Only one cochleate-related product candidate has advanced to Phase 1 trials, and, as disclosed in the 10-K, in 2009 the Company vacated its Newark research facility (where research on the cochleate technology was being undertaken) and terminated its relationship with Dr. Raphael Mannino, the Company’s former Chief Scientific Officer and the inventor of many of the patents directed to the cochleate technology. The Company notes for the benefit of the Staff that the Company’s ’34 Act disclosures regarding its cochleate technology have decreased substantially over the past few years as the materiality of such technology has diminished for the Company. In addition, the Company believes that the inclusion of the requested information might lead readers to believe that the cochleate technology is more material than it actually is. Finally, the Company notes that the requested information is publicly available, as the Company’s license with UMDNJ was filed in unredacted form with the Commission in 2001. In light of the foregoing, the Company would propose to omit the requested disclosure.

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Mr. Jim B. Rosenberg August 6, 2010 Page 4 of 17

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition

Meda License. Development and Supply Agreements, page 52

With respect to the Company’s responses to Comments 4-7 below, and as discussed with the Staff via telephone, the Company notes its view that, in general, the questions raised by the Staff in such comments were previously reviewed by the Staff in connection with a voluntary pre-clearance project undertaken by the Company with the Staff in 2008. On September 26, 2008, the Company requested a pre-clearance review of the Company’s proposed accounting for revenue recognition related to the Company’s BEMA® Fentanyl license, development and supply multiple-deliverable arrangements. From September through November of 2008, and pursuant to follow-up telephone conferences with the Staff, the Company supplied the information required by the Staff for its analysis of the Company’s position, including all of the applicable contracts and other supporting documentation. The Company’s conclusions were reviewed and ultimately supported by the Staff. As such, the Company’s accounting for these matters as reported in the 10-K and the Company’s other filings with the Commission has followed the treatment set forth and approved in such pre-clearance project.

4.	Please explain to us your basis for concluding that it was appropriate to recognize the $30 million payment in October 2009, when it appears that you had a continuing obligation to participate in joint committees with Meda and provide other services over the term of the license agreement. Tell us the assets, rights and obligations transferred to Meda in return for the $30 million payment in 2007.

As disclosed in the 10-K as originally filed, the Company recognized (in its fourth quarter) $59.2 million of income, including previously deferred income and the $30 million referenced in the Staff’s comment. The milestones received (both U.S. and E.U.), and research and development services revenue had been reported as deferred income from 2006 and 2007, and through the third quarter of 2009, pending the first commercial sale of BEMA® Fentanyl (commercially known as ONSOLIS®) in the U.S. in October 2009, at which time the Company’s commercial partner Meda launched ONSOLIS®. The milestones associated with the Company’s E.U. contract with Meda will not be recognized as revenue until approval/launch in the E.U., which is projected to be in the second half of 2010. Details of the components of recognized and deferred revenue are disclosed in the 10-K.

5.	You disclose on page 55 that the remaining deliverables will be accounted for as three separate units of accounting after delivery of the license in October 2009. Explain to us how you determined the amount of the aggregate milestone and research and development services payments, totaling approximately $73 million that were allocated to delivered items and items not yet delivered. Tell us how your participation in committees was considered in this allocation. In addition, disclose the composition of the items included in the deferred revenue balance, totaling $13,358,611 at December 31, 2009, and the factors that will determine your recognition of this deferred revenue.

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Mr. Jim B. Rosenberg August 6, 2010 Page 5 of 17

The Company has estimated the amount of time (based on expected man-days) and associated dollars (based on comparable services provided by outside third parties). In the Company’s pre-clearance memorandum referred to above, the Company provided supporting data to explain how each of the components was calculated, as well as how the deferred revenue amounts would be recognized over the license period. As time progresses, the Company continues to estimate the time required for ongoing obligations, and adjusts the remaining deferral accordingly on a quarterly basis. The obligations remaining reflect estimated time that will be associated with the Company’s participation with Meda in the joint steering committee, development committee and commercialization committee. Additional disclosure will be added to the 10-K to reflect the foregoing. Please see Exhibit A.

Royalties, Other, page 56

6.	Please revise your disclosure to describe the nature of the reductions to ONSOLIS sales revenue in arriving at the net amount used to determine royalties earned by you.

Royalties are subject to early-pay discounts. In 2009, the total reductions to get to net sales revenue was approximately $10,000 and consisted 100% of early-pay. Meda has the right to reject products that do not comply with product, packaging, or regulatory specifications. Defective product must be identified by Meda within 10 days after inspection at Meda’s distribution site. The Company bills Meda immediately upon receipt by Meda of product (FOB manufacturer). On a quarterly basis, a reconciliation is prepared that reflects the difference between actual net sales by Meda multiplied by the royalty percentage, and the actual royalty payments made during the quarter (which is based on a “transfer price” at the time the Company invoices Meda). The parties “true-up” the differences within 45 days of each quarter-end. Additional disclosure will be added to the 10-K to reflect the foregoing. Please see Exhibit A.

Cost of Royalty Revenues - Other, page 56

7.	Please disclose the contractual terms governing the arrangements between Aveva, Meda and you, related to the production and sale of ONSOLIS, including who takes title to the completed product produced by Aveva. If you take title, disclose your accounting treatment for the sale of ONSOLIS. Further, disclose the nature of “all costs related to creating the products at your contract manufacturer,” “stability costs” and “certain overhead costs as outlined in the supply agreement.” In addition, tell us the nature of costs incurred for the production of ONSOLIS, for which you are not obligated under these contractual arrangements and therefore are not reflected in your financial statements.

The Company notes for the Staff’s benefit that these issues were all discussed in the Company pre-clearance memorandum referred to above. The Company does not take ownership of the subject product (i.e., it has no inventory) as such product is transferred to Meda immediately in accordance with terms of the Company’s contractual arrangements with Meda and its commercial supplier, Aveva. While Aveva manufactures the product for the Company, and Meda’s royalty payments to the Company include an amount related to cost of goods, ownership and title to the product, including insurance risk, belong to Aveva from raw material through completion and inventory of the subject product, and then to Meda upon shipment of such subject product. This is in accordance with the Company’s contracts with Aveva and Meda, which identify the subject product as FOB manufacturer.

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Mr. Jim B. Rosenberg August 6, 2010 Page 6 of 17

With reference to the term “stability costs,” the Staff is advised that the stability of a product may be defined as the extent to which a product retains, within specified limits, throughout its period of storage and use, the same properties and characteristics possessed at the time of its packaging. Stability testing provides evidence on how the quality of a drug substance or drug product varies with time. A sample must be taken from some batches of the final product. The samples are tested in special chambers to ensure uniform exposure to stress conditions and similar factors. This testing is required to ensure the final product holds up over its shelf life and is therefore considered part of the cost of the final product. Additional disclosure will be added to the 10-K to reflect the foregoing. Please see Exhibit A.

Item 11. Executive Compensation

Narrative Disclosure to Summary Compensation Table

8.	Please tell us why you believe Mr. Vasisht is not an executive officer and his executive compensation information does not appear in your Summary Compensation Table, as well as the other tables appearing on pages 76 through 80. If you conclude Mr. Vasisht was a named executive officer in 2009 you will need to revise your disclosure to provide executive compensation information for the 2008 and 2009 fiscal years and disclosure for Items 10, 11, 12, and 13.

The Staff is advised that, internally, the Company currently follows a bright line rule of designating its “executive officers” at the Executive Vice President level and above, and the Company considers this designation in its analysis of evaluating whether an individual is an “executive officer” for purposes of disclosing the compensation of its “named executive officers” under Item 402 of Regulation S-K. At December 31, 2009, the Company’s President and Chief Executive Officer (Dr. Mark Sirgo), Chief Financial Officer (Mr. James McNulty) and Executive Vice President of Product Development (Dr. Andrew Finn) were determined to be the policy leaders of the Company for reporting purposes. Lower officers of the Company each report directly to one of these three individuals. Although the biographical information and employment agreement terms for certain lower officers who are designated as “key employees” of the Company (including Dr. Vasisht) are voluntarily disclosed in the 10-K for the benefit of investors, the Company determined that these individuals were not, within the meaning of Rule 3b-7, “in charge of a principal business unit, division or function” or “perform[ing] a policy making function”. Dr. Vasisht reports directly to Dr. Finn and does not meet the definition of “executive officer” for reporting purposes. As such, Dr. Vasisht’s compensation was not disclosed.

The Company also notes for the benefit of the Staff that, even if Dr. Vasisht were deemed to be an executive officer, as a smaller reporting company, and pursuant to Item 402(m) of Regulation S-K, the Company would not be required to include Dr. Vasisht’s compensation in tables because the Company’s principal executive officer and next two highly paid officers were already disclosed, which disclosure satisfies the number of persons required to be disclosed under Item 402(m).

9.	We note your description of Mr. Vasisht’s employment agreement on page 75. We further note that you have not included Mr. Vasisht’s employment agreement as an exhibit to your Form 10-K. Please file the employment agreement as an exhibit, or provide us with a legal analysis as to why the agreement need not be filed pursuant to Item 601(b)(10)(iii)(A).

Notwithstanding Dr. Vasisht’s non-executive status, the Company deems him to be a “key employee” and as such, he has been granted an employment agreement. As is the case for other of the

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Mr. Jim B. Rosenberg August 6, 2010 Page 7 of 17

Company’s key employees, the Company believes that the details of Dr. Vasisht’s biographical background and employment agreement terms are helpful disclosure to readers of the 10-K and, therefore, a summary of this information was voluntarily included in the 10-K. However, as noted above, it is the Company’s position that, during 2009, Dr. Vasisht was not an “executive officer” of the Company for SEC reporting purposes. Item 601(b)(10)(iii)(A) refers by example to management contracts with “executive officers” of which Dr. Vasisht is not. Moreover, the terms of the compensation and benefits afforded to Dr. Vasisht were determined, especially in light of his non-executive officer position and the compensation paid to the executive officers of the Company, to not be material. Therefore, the Company determined not to file Dr. Vasisht’s employment agreement.

The Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

2.	Comments by the staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. If the Staff has any questions or would like additional information, please contact the undersigned at (813) 864-2562 or our legal counsel, Barry I. Grossman, Esq. or Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300. We look forward to working with you to resolve any remaining questions the Staff may have.

Sincerely,

/s/ James A. McNulty

James A. McNulty
Secretary, Treasurer and Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	Mark A. Sirgo, Pharm.D.

Ellenoff Grossman & Schole LLP

Cherry, Bekaert & Holland, L.L.P.

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Mr. Jim B. Rosenberg August 6, 2010 Page 8 of 17

Exhibit A

Changed Pages

Changes in Response to Comments 1 and 2

Meda Licensing Agreements for ONSOLIS®

North American Agreement. On September 5, 2007, we entered into a definitive License and Development Agreement with Meda and our subsidiary Arius pursuant to which we and Arius agreed to grant to Meda an exclusive commercial license to manufacture, market, sell, and, following regulatory approval, continue development of ONSOLIS® in the United States, Mexico and Canada.

Pursuant to such license agreement, we did or will receive:

•	A $30.0 million milestone payment upon closing, which was received on September 14, 2007.

•

An additional $29.8 million milestone for the approval of ONSOLIS® by the FDA, and in conjunction with commercial supplies of ONSOLIS®, sufficient for commercial launch of ONSOLIS® in the U.S. Of this amount, $3.0 million was advanced in January 2009. The remaining $26.8 million was received on July 21, 2009.

•

A significant double digit royalty on net sales of ONSOLIS® in the covered territories, subject to certain third party royalty payment costs and adjustments, as well as other adjustments in the event of certain specific supply disruptions. The license agreement provides for certain guaranteed minimum annual royalties to us during the second through seventh years following the product’s first commercial sale, which occurred in the fourth quarter of 2009.

•	Sales milestones equaling an aggregate of $30 million payable at:

•	$10.0 million when and if annual sales exceed $75.0 million;

•	$10.0 million when and if annual sales exceed $125.0 million; and

•	$10.0 million when and if annual sales exceed $175.0 million.

Also, pursuant to the North American license agreement with Meda, we have been granted certain rights to co-promote ONSOLIS® using our own sales force (which we currently do not have), with financial support by Meda for such efforts. Per our agreement with Meda, this financial support, if we elect to co-promote, will not begin for a period of time following FDA approval of ONSOLIS®. In addition, Meda is subject to certain minimum sales representative calls and advertising and promotional expenditure requirements under the North American license agreement and has agreed to support all future costs of clinical development that do not involve studies in support of the NDA such as additional indications for ONSOLIS®.

By its terms, our North American license agreement with Meda generally lasts for the duration of the subject patents and expires only on termination of the agreement. Either we or Meda may terminate the agreement for “cause” (including bankruptcy-like proceedings and uncured breaches of the agreement). We may terminate the agreement: (i) upon Meda’s failure to pay the upfront license fee, (ii) on a country-by-country basis if Meda fails to cure a loss of a license to sell narcotics, (iii) upon Meda’s uncured breach of our fentanyl supply agreement with Meda, (iv) upon Meda’s uncured failure to pay certain sums to us under the agreement or such supply agreement, or (v) upon an material misrepresentation in any royalty statement the result of willful misconduct, gross negligence or bad faith. Meda may terminate the North American license agreement at any time after a specified notice to us.

European Agreement. In August 2006, we announced collaboration with Meda to develop and commercialize ONSOLIS® in Europe. Under terms of the agreement, we granted Meda rights to the European development and commercialization of ONSOLIS®, in exchange for an upfront fee paid to us, certain milestone payments and double digit royalties to be received by us on net product sales. Payments already received include a $2.5 million payment

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Mr. Jim B. Rosenberg August 6, 2010 Page 9 of 17

upon execution of the agreement and a $3.0 million payment upon completion of Phase 3 clinical trials in January 2008. Additional milestones would, if achieved, provide us with up to an aggregate of $5 million in revenue. Meda will manage the clinical development and regulatory submissions in Europe. Upon regulatory approval, Meda will exclusively commercialize ONSOLIS® in Europe.

On January 2, 2009, we entered into an amendment to the European agreements with Meda pursuant to which we received $3.0 million in consideration of the following changes made to such European agreements: Meda was granted worldwide commercialization rights to ONSOLIS®, with the exception of Taiwan and South Korea (the rights to which shall be retained by us). The sales royalties to be received by us will be the same for all territories as that agreed to for Europe. In addition, various terms of the European agreements have been modified to reflect the rights and obligations of both us and Meda in recognition of the expansion of the scope of the European agreements. We and Meda have also modified several terms of the related ONSOLIS® Supply Agreement between the parties, dated September 5, 2007, to reflect the changes in the territorial scope of the expanded territory.

By its terms, our European license agreement with Meda generally lasts for the duration of the subject patents and expires only on termination of the agreement. Either we or Meda may terminate the agreement for “cause” (including bankruptcy-like proceedings and uncured breaches of the agreement). We may terminate the agreement: (i) upon Meda’s failure to pay the upfront license fee, (ii) on a country-by-country basis if Meda fails to cure a loss of a license to sell narcotics, (iii) upon Meda’s uncured breach of our fentanyl supply agreement with Meda, (iv) upon Meda’s uncured failure to pay certain sums to us under the agreement or such supply agreement, or (v) upon an material misrepresentation in any royalty statement the result of willful misconduct, gross negligence or bad faith. Either we or Meda may terminate at any time after a specified notice to the other upon the occurrence of certain events, including expiration of patent rights.

Key Collaborative and Supply Relationships

We are a party to collaborative agreements with corporate partners, contractors, universities and government agencies. Research collaboration may result in new inventions which are generally considered joint intellectual property unless invented solely by individuals in our employ, or by third party transfer to us by contract. Our collaboration arrangements are intended to provide us with access to greater resources and scientific expertise in addition to our in-house capabilities. We also have supply arrangements with several of the key component producers of our delivery technology. Our collaborative and supply relationships include:

•

Meda. We believe that our agreements with Meda are currently our most important third party agreements. For a description of our agreements with Meda, please see “Meda Licensing Agreements for ONSOLIS®” above.

•

Aveva Drug Delivery Systems. Effective October 17, 2005, we entered into an agreement with Aveva Drug Delivery Systems, Inc. (which we refer to herein as Aveva) pursuant to which Aveva will supply ONSOLIS® product to us for clinical trials and commercial sale. Under the terms of this agreement, Aveva will be the sole supplier of ONSOLIS® for the United States, Mexico and Canada. We will pay for formulation development, commercial quantity scale-up work and the manufacture of clinical supplies, as well as for the cost of commercial supplies of ONSOLIS® based on Aveva’s fully-burdened cost of manufacturing such supplies plus an established profit margin. The agreement has an initial term which is subject to automatic renewal for additional terms unless either party provides notice of termination in advance of such renewal. In connection with this agreement, we issued Aveva a warrant to purchase up to 75,000 shares of our common stock (which shares vest based on the occurrence of specified milestones) at a price equal to $3.50 per share, which warrant expired in June 2009. In July 2009, to replace such expired warrant, we issued Aveva a warrant to purchase up to 25,000 shares of our common stock at a price equal to $5.87, which warrant expires in July 2010.

Our supply agreement with Aveva runs for a term of several years and contains renewal term options. Either we or Aveva can terminate the agreement on advanced written notice. Aveva may terminate the agreement on our bankruptcy or an uncured breach of the agreement by us, and we

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Mr. Jim B. Rosenberg August 6, 2010 Page 10 of 17

may terminate on the bankruptcy of Aveva, an uncured breach by Aveva or upon the occurrence of any failure by Aveva to properly supply stocks of ONSOLIS® on a timely basis under specified circumstances.

•

LTS Lohmann Therapie-Systeme AG. Effective December 15, 2006, we entered into a Process Development Agreement with LTS Lohmann Therapie-Systeme AG (which we refer to herein as LTS), pursuant to which LTS will undertake process development and scale-up activities and supply ONSOLIS® product to us for European clinical trials. Under the terms of this agreement, LTS is anticipated to be the sole supplier of ONSOLIS® for clinical trials and commercial distribution within the European Union. Further, under the agreement LTS has granted us a license under European Patent No. 0 949 925, in regard to our ONSOLIS® product in the European Union.

Effective February 2008, we entered into a Process Development Agreement with LTS pursuant to which LTS will undertake process development and scale up activities and supply BEMA® Buprenorphine product to us for clinical trials. Under the terms of this agreement, LTS is anticipated to be the sole supplier of BEMA® Buprenorphine for clinical trials and commercial distribution throughout the world.

The term of our February 2008 agreement with LTS lasts is until BEMA® Buprenorphine has been approved for sale. Either we or LTS may terminate the agreement upon any bankruptcy-like proceeding of the other, uncured breach of the agreement, for medical safety or irreconcilable differences between the management teams. LTS may terminate the agreement if we refuse to comply with LTS’ suggestions, advices and guidelines and therefore, in LTS’ judgment, the purpose of this agreement cannot be achieved and continuation is inappropriate, impractical or inadvisable (provided that the parties have first attempted to resolve the disagreement through good faith discussions). We may terminate the agreement, following a workout period, if we believe that the essential purpose of the agreement is unattainable.

•

Drugs for Neglected Diseases initiative. On January 20, 2009, we entered in to a research collaboration and license agreement with the Drugs for Neglected Diseases initiative (DNDi) to allow the development of Bioral® Amphotericin B for African Human Trypanosomiasis also known as African sleeping sickness, Chagas’ Disease and visceral and cutaneous leishmaniasis. Under the terms of the agreement we will work with DNDi in determining the efficacy of Bioral® Amphotericin B for the above mentioned diseases. Should efficacy be shown, DNDi will then be financially responsible for clinical trials and regulatory approvals of Bioral® Amphotericin B in all countries of the World excluding Japan, Australia, New Zealand, Russia, CIS countries, China, and all countries in North America and any country in, or that joins the European Union. We will be responsible for providing the necessary clinical trial supplies of Bioral® Amphotericin B at cost, and if DNDi is successful in obtaining approval of the product, we will supply DNDi commercial quantities of Bioral® Amphotericin B at an agreed upon profit. DNDi, under the agreement, will be only be able to distribute Bioral® Amphotericin B through public sector and not for profit agencies for the above described diseases, in the above described counties, but excluding any military organization.

The term of our agreement with DNDi continues until the expiration of the last patent forming part of the intellectual property that is the subject of the agreement. DNDi may terminate the agreement on 30 days notice during the evaluation period for Bioral® Amphotericin B, and either we or DNDi may terminate after notice upon uncured breach.

•

QLT. On May 27, 2004, prior to our acquisition of Arius Pharmaceuticals, Arius entered into a worldwide, exclusive royalty-bearing license agreement with Atrix Laboratories (now a subsidiary of QLT) to develop, market, and sell products incorporating QLT’s BEMA® technology, including the use of fentanyl in the BEMA® technology, and to use the BEMA® trademark in conjunction therewith. All research and development related to the BEMA® technology, including three existing INDs that were transferred to Arius in accordance with the QLT license agreement.

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Mr. Jim B. Rosenberg August 6, 2010 Page 11 of 17

In August 2006, we purchased from QLT all of the non-U.S. rights to the BEMA® drug delivery technology, including all patent rights and related intellectual property. The aggregate purchase price for the non-U.S. portion of the BEMA® technology is $3 million, to be paid over time as follows: (i) $1 million was paid at closing, (ii) $1 million by the end of first quarter 2007 (which was paid March 30, 2007) and, (iii) $1 million to be paid within 30 days of regulatory approval of the first non-U.S. BEMA® product. As part of the transaction solely with respect to the non-U.S. portion of the former license with QLT, no further milestone payments or ongoing royalties will be due to QLT. In addition, we were granted the option to purchase the remaining U.S. asset for $7 million dollars.

In September 2007, we exercised such option and purchased from QLT the BEMA® drug delivery technology and intellectual property assets specifically related to the development and commercialization of BEMA® in the United States. In consideration for such rights, we paid QLT $7 million, consisting of $3 million in cash and a promissory note, secured by the purchased assets, in the principal amount of $4 million. Payments under such note are due as follows: (i) $2 million within ten (10) business days of FDA approval of a product based on the BEMA® technology which was paid July 2009 and (ii) $2 million within thirty (30) days of the end of the calendar quarter during which cumulative net sales of BEMA®-based products reach $30 million. We used the proceeds of a $3 million secured loan from Southwest Bank of St. Louis to fund the initial payment to QLT in early September 2007. Such loan was subsequently repaid in full on September 14, 2007, concurrently with the closing of the Meda U.S. licensing transaction.

•

Premier Research International. In February and March 2009, we entered into a Master Clinical Development Agreement and related proposal with Premier Research International LLC (“Premier”) for research and development services related to BEMA® Buprenorphine product. The services provided cost approximately $1.3 million and were performed over eleven months. As of February 2010, the services from Premier have been completed.

We also have collaboration agreements with entities (including Accentia) that are affiliated with and partially-owned by members of our board of directors and management to conduct research and license certain proposed drugs. See “Certain Relationships and Related Transactions” for a description of these affiliated party transactions.

In pursuing potential commercial opportunities, we intend to seek and rely upon additional collaborative relationships with corporate partners. Such relationships may include initial funding, milestone payments, licensing payments, royalties, access to proprietary drugs or potential applications of our drug delivery technologies or other relationships. Our agreements with Meda are examples of these types of relationships, and we will continue to seek other similar arrangements.

Relationship with CDC IV, LLC

On July 14, 2005, we entered into a Clinical Development and License Agreement, or CDLA, with CDC which provided funds to us for the development of ONSOLIS®. On February 16, 2006, we announced that, as a result of our achievement of certain milestones called for under the CDLA, CDC made its initial $2 million payment to us. On May 16, 2006, we issued CDC 2 million shares of our common stock in return for accelerating the funding of the $4.2 million balance of $7 million of aggregate commitment under the CDLA and for eliminating the then required $7 million milestone repayment to CDC upon the approval by the FDA of ONSOLIS®.

Under the CDLA, as amended, CDC is entitled to receive a mid-single digit royalty based on net sales of ONSOLIS® (including minimum royalties of $375,000 per quarter beginning in the second full year following commercial launch). In addition, we granted CDC a warrant exercisable for up to 500,000 shares of our common stock at an exercise price of $3.50 per share. As a result of the anti-dilution provisions of the CDC warrant and the pricing of our October 2005 public offering, the conversion price of the CDC warrant is now $2.91. The warrant expires after the earlier of: (i) 5:00 p.m. Eastern Time on the second anniversary of the approval by the FDA of the first NDA relating to ONSOLIS® (which will be July 16, 2011); (ii) the closing of a sale of all or substantially all of our assets or the acquisition of our company by another entity by means of merger or other transaction as a result of which our stockholders immediately prior to such acquisition possess a minority of the voting power of the

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acquiring entity immediately following such acquisition, or (iii) any liquidation or winding up of our company. We also issued to CDC a warrant to purchase 904,000 shares of our common stock in connection with the May 2006 amendment to the CDLA. Such warrant is exercisable at $3.00 per share. All of the shares of common stock issued to CDC (as well as the shares underlying CDC’s warrants) as described above have been registered with the SEC.

The term of the CDLA lasts until the CDLA is terminated. Either we or CDC may terminate the CDLA for uncured breach or upon bankruptcy-like events, in each case following written notice. CDC may terminate the CDLA, following applicable cure periods, if we: (i) default on indebtedness in excess of $1 million which was accelerated or for payment has been demanded, or (ii) fail to satisfy a judgment greater than $500,000.

During 2006 and 2007, we were a party to disputes with CDC. On September 5, 2007, in connection with CDC’s consent to the Meda North American licensing transaction, we and CDC entered into a Dispute Resolution Agreement (“DRA”) pursuant to which we and CDC agreed to waive and dismiss with prejudice all current disputes between us and CDC. As a condition to CDC’s entry into the DRA and its consent to the Meda North American licensing transaction, we and CDC entered into a Royalty Purchase and Amendment Agreement, dated September 5, 2007 (the “RPAA”) pursuant to which: (i) we granted CDC a right of first refusal on our financings, which replaced a right of first negotiation on financings previously held by CDC (the “ROFR”) and (ii) we granted CDC a 1% royalty on sales of the next BEMA® product, including an active pharmaceutical ingredient other than fentanyl, to receive FDA approval (the “Next BEMA® Product”).

Pursuant to the ROFR, if we desire to enter into a transaction with any third party to offer and sell our debt and/or equity securities for cash other than in connection with: (i) a bona fide commercial partnering transaction relating to ONSOLIS® product or (ii) any debt financing from a federal or state accredited bank, provided the annualized interest rate thereunder will not exceed 18% (a “Financing Transaction”), we shall first provide CDC a written notice containing all of the terms and conditions pursuant to which we would enter the Financing Transaction (the “Definitive Terms”). For a period of ten (10) days following CDC’s receipt of the Definitive Terms (the “Acceptance Period”), CDC shall have the right, but not the obligation (the “Acceptance Right”), to elect in writing to engage in the Financing Transaction on the Definitive Terms. If, during the Acceptance Period, CDC elects to exercise its Acceptance Right, we and CDC agree to then exclusively negotiate definitive documentation relating to the Financing Transaction for a period not to exceed thirty (30) days from the date of CDC’s exercise of its Acceptance Right. The definitive documentation shall be based upon, and shall be consistent in all material respects with, the Definitive Terms, without modification. If, during the Acceptance Period, CDC does not elect to exercise its Acceptance Right, or, in the event the Acceptance Right is exercised but a closing of the Financing Transaction does not occur within the thirty (30) day period referred to above, then we shall have sixty (60) days in which to consummate a Financing Transaction with any third party with no further action or approval required by the CDC; provided, however, that the terms and conditions of such transaction shall be not less favorable to us than the terms and conditions set forth in the Definitive Terms.

The ROFR will cease at any time we maintain a volume weighted average stock price of $9.00 per share (as adjusted for stock splits, reverse stock splits, stock dividends and such similar transactions) for ten (10) trading days during any twenty (20) consecutive trading day period.

In connection with the 1% royalty grant: (i) CDC shall have the option to exchange its royalty rights to the Next BEMA® Product in favor of royalty rights to a substitute BEMA® product, (ii) we shall have the right, no earlier than six (6) months prior to the initial commercial launch of the Next BEMA® Product, to propose in writing and negotiate the key terms pursuant to which it would repurchase the royalty from CDC, (iii) CDC’s right to the royalty shall immediately terminate at any time if annual net sales of the Next BEMA® Product equal less than $7.5 million in any calendar year following the third (3rd) anniversary of initial launch of the product and CDC receives $18,750 in three (3) consecutive quarters as payment for CDC’s 1% royalty during such calendar year and (iv) CDC shall have certain information rights with respect to the Next BEMA® Product. The amount of royalties which we may be required to pay (including estimates of the minimum royalties) is not presently determinable because product sales estimates cannot be reasonably determined and the regulatory approvals of the product for sale is not possible to predict. As such, we expect to record such royalties, if any, as cost of sales.

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Changed Pages for Comments 4-7

Revenue Recognition

Meda License, Development and Supply Agreements:

We recognize revenue associated with the Meda Agreements in accordance with GAAP related to multiple deliverables. Our deliverables under the Meda Agreements, including our related rights and obligations, contractual cash flows and performance periods, are more fully described in Note 6 to the accompanying financial statements.

Based on our assessment of each arrangement, all deliverables of the Meda Agreements have been accounted for as one combined unit of accounting and as such, all cash payments from Meda (upfront payments and product development research and development services revenue) related to these deliverables have been recorded as deferred revenue.

Upon delivery of the license rights to Meda (date of first commercial sale in each territory), we have recognized revenue associated with the license and the research and development services rendered related to development of the ONSOLIS® product through the date of FDA and other governmental approval delivered to Meda. A portion of the upfront payments has been attributed to our continuing obligation to participate in joint committees with Meda and to provide certain other specified services and this revenue will be recognized as services are provided through expiration of the license agreements.

Research and development services revenue associated with the non-cancer indication and further development of the first indication for treatment of breakthrough cancer pain of the ONSOLIS® product which have been performed prior to the commencement of the license term has been deferred and will be recognized upon delivery of the license rights to Meda. Services provided subsequent to commencement of the license term will be recognized when the services are performed, if all other revenue recognition criteria are met. Based on the guidance of GAAP, we have determined that we are acting as a principal under the Meda Agreements and, as such, will record these amounts on a gross basis as research and development services revenue.

Revenue associated with product sold to Meda prior to the commencement of the license term was deferred and then subsequently recognized upon delivery of the license rights to Meda. Subsequent to the commencement of the license term, we will recognize revenue for product supplied to Meda when title and risk of loss have passed to Meda and the remaining criteria have been met. Based on the guidance of GAAP, we have determined that we are acting as a principal as it relates to these activities under the product supply agreements and, as such, will record the amounts on a gross basis as product supply revenue.

Product royalty revenue is based on third-party sales of the ONSOLIS® product. We will recognize product royalty revenues from Meda on the accrual basis in accordance with contractual terms when third-party results are reliably measurable, collectability is reasonably assured and all other revenue recognition criteria are met.

Accounting for Meda License, Development and Supply Agreements:

			Cash flows received and revenue deferred
Contractual Rights and Obligations	Milestone Payments	Notes	December 31, 2009	December 31, 2008

North America

License rights to ONSOLIS® (BEMA® Fentanyl) patents and trademarks	$30,000,000		$30,000,000	$30,000,000

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			Cash flows received and revenue deferred
Contractual Rights and Obligations	Milestone Payments	Notes	December 31, 2009	December 31, 2008

Milestones:

• FDA approval	$15,000,000	less a $200,000 discount	$14,800,000	—

• Earlier of date of first commercial sale or availability of launch supply product	$15,000,000		$15,000,000	—

Research and Development Services for:

• Non-Cancer subsequent indication of product and further development of initial product		Contract Hourly Rates	$1,541,570	$1,135,412

Total North America Agreement Milestones	$60,000,000		$61,341,570	$31,135,412

Europe and Rest of World

License rights to BREAKYL™ (BEMA® Fentanyl) patents and trademarks	$5,500,000		$5,500,000	$2,500,000

Milestones:

• Completion of Phase 3 clinical trials	$2,500,000		$2,500,000	$2,500,000

• Governmental Approval in an EU country	$2,500,000

• Date of first sale in an EU country	$2,500,000

Research and Development Services for:

• BREAKYL™ product through governmental approval in a EU country		Contract Hourly Rates	$3,744,674	$1,553,627

Total Europe and Rest of World Milestones	$13,000,000		$11,744,674	$6,553,627

Total All Milestones	$73,000,000		$73,086,244	$37,689,039

Release of Milestones upon first sale			$(59,727,633)	$—

Remaining Deferred Revenue			$13,358,611	$37,689,039

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In August 2006 and September 2007, we entered into the Meda Agreements with Meda to develop and commercialize the ONSOLIS® product, a drug treatment for breakthrough cancer pain delivered through a patented transmucosal drug delivery technology, BEMA® (applied to the inner cheek mucosa) in the United States, Mexico and Canada (such agreements, the “Meda U.S. Agreements”) and in certain countries in Europe (such agreements, the “Meda EU Agreements”). These arrangements have license terms which commence on the date of first commercial sale in each respective territory and end on the earlier of the entrance of a generic product to the market or upon expiration of the patents, which begin to expire in January 2017.

Our rights and obligations under these arrangements and related contractual cash flows from Meda are as follows:

We have, in accordance with GAAP, assessed the multiple deliverables associated with these arrangements to determine which are considered separate units of accounting, both at the inception of the arrangement and upon delivery of the items required in the arrangements. The assessment requires subjective analysis and requires management to make estimates and assumptions about whether deliverables within multiple-element arrangements are separable from the other aspects of the contractual arrangement into separate units of accounting and, if so, to determine the fair value to be allocated to each unit of accounting.

We have determined that upon inception of both the U.S. and EU Meda arrangements all deliverables to each arrangement are to be considered one combined unit of accounting since the fair value of the undelivered license was not determinable and the research and development efforts provided do not have standalone value apart from the license. As such, all cash payments from Meda related to these deliverables prior to FDA approval in July 2009 were recorded as deferred revenue. All cash payments from Meda for upfront and milestone payments and research and development services provided are nonrefundable. Upon commencement of the license term (date of first commercial sale in each territory), the license and certain research and development services deliverables are deliverable to Meda. The first commercial sale in the U.S. occurred in October 2009. As a result, $59.7 million of the aggregate milestones and services revenue were recognized. Upon first commercial sale in a European country, an estimated $17.4 million will be recognized, which includes an additional $5.0 million in milestones and approximately $0.7 million in research and development services. At December 31, 2009, there was remaining deferred revenue of $13.4 million, of which $11.7 million is related to the EU Meda arrangement milestones and EU Meda research and development services . We have estimated the amount of time (based on expected man-days) and associated dollars (based on comparable services provided by outside third parties), as further noted below. As time progresses, we continue to estimate the time required for ongoing obligations, and adjust the remaining deferral accordingly on a quarterly basis.

Upon delivery of the license to Meda, we have determined that each of the undelivered obligations have stand-alone value to Meda as these post-commercialization services encompass additional clinical trials on different patient groups but do not require further product development and these services and product supply obligations can be provided by third-party providers available to Meda. We have also obtained third-party evidence of fair value for the non-cancer and other research and development services and other service obligations, based on hourly rates billed by unrelated third-party providers for similar services contracted by us. We have obtained third-party evidence of fair value of the product supply deliverable based on the outsourced contract manufacturing cost charged to us from the third-party supplier of the product. The arrangements do not contain any general rights of

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return. Therefore, the remaining deliverables to the arrangements will be accounted for as three separate units of accounting to include (1) product supply, (2) research and development services for the non-cancer indication and further research and development of the first indication of the ONSOLIS® product and (3) the combined requirements related to the remaining other service-related obligations due Meda to include participation in committees and certain other specified services. The estimated portion of the upfront payments of approximately $1.6 million (under the Meda U.S. Agreements) and $0.2 million (under the Meda EU Agreements) attributed to these other service-related obligations will be recognized as revenue as services are provided through expiration of the license terms, as defined above.

In accordance with GAAP, we have determined that we are acting as a principal under the Meda Agreements and, as such, we will record product supply revenue, research and development services revenue and other services revenue amounts on a gross basis in our consolidated financial statements.

We will earn royalties based on a percentage of net sales revenue of the ONSOLIS® marketed product. Product royalty revenues are computed on a quarterly basis when Meda’s third-party sales revenues are fixed or determinable, collectability is reasonably assured and all other revenue recognition criteria are met.

License Arrangements

License arrangements may consist of non-refundable upfront license fees, data transfer fees, exclusive licensed rights to manufacture patented or patent pending products, technology access fees, various performance or sales milestones and future product royalty payments.

Non-refundable, upfront fees that are not contingent on any future performance by us, and require no consequential continuing involvement on our part, are recognized as revenue over the established or estimated term of the license when the license arrangement commences and the licensed data, technology and/or product or supplies to manufacture the product is delivered. Such deliverables may include physical quantities of products, supplies, or design of the products, the conceptual framework and mechanism of actions taken by a third party, and rights to the patents or patents pending for such products.

We defer recognition of non-refundable upfront fees if we have continuing performance obligations without which the technology, know-how, rights, products or services conveyed in conjunction with the non-refundable fees have no utility to the licensee that could be considered separate and independent of our performance under other elements of the arrangement. In addition, if we have continuing involvement through research and development services that are required because our know-how and expertise related to the technology is proprietary to us, or can only be performed by us, then such upfront fees are deferred and recognized over the period of continuing involvement.

Payments related to substantive, performance-based milestones in research and development arrangements are recognized as revenue upon the achievement of the milestones as specified in the underlying agreements when they represent the culmination of the earnings process. This includes the acceptance by the customer; no requirement by us for continued performance of future research and development services related to the milestone; the milestone payments are non-refundable, and substantive effort is involved in achieving the milestone. If any of these conditions are not met, we defer the milestone payments and recognize them as revenue over the estimated period of performance under the contract as we complete our performance obligations.

Payment related to sales targets, whether or not referred to as milestones, specified in underlying sales and manufacturing agreements are recognized upon achievement of those targets as a performance bonus.

Royalties, Related Party

Royalty revenue amounts are recognized as revenue on a monthly basis based on net sales under our license agreement with Accentia relating to chronic rhinosinusitis. This is shown as royalty revenue, related party on the accompanying consolidated statements of operations.

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Royalties, Other

Royalty revenue amounts are based on a percentage of net sales revenue of the ONSOLIS® product under our license agreement with Meda. Product royalty revenues are computed on a quarterly basis when revenues are fixed or determinable, collectability is reasonably assured and all other revenue recognition criteria are met. This is shown as royalty revenue, other on the accompanying consolidated statements of operations. Meda has the right to reject products that do not comply with product, packaging, or regulatory specifications. Defective product must be identified by Meda within 10 days after inspection at Meda’s distribution site. We bill Meda immediately upon receipt by Meda of product (FOB manufacturer). On a quarterly basis, a reconciliation is prepared that reflects the difference between actual net sales by Meda multiplied by the royalty percentage, and the actual royalty payments made during the quarter (which is based on a “transfer price” at the time we invoice Meda). The parties “true-up” the differences within 45 days of each quarter-end.

Contract Revenue

In accordance with GAAP and our revenue recognition policy, the Meda up-front and milestone payments related to ONSOLIS® of $30.0 million in 2007, the $6.0 million received in January 2009 and the $29.8 million received in July 2009 were initially recorded as deferred revenue, and are recognized in accordance with our revenue recognition policy once commercialization revenues begin. We also have revenues from Meda in connection with services performed prior to approval of ONSOLIS®, which were also deferred until approval. Upon FDA approval of ONSOLIS® in July 2009, and the subsequent launch in October 2009, we recognized contract revenue of $59.7 million.

Sponsored Research

Sponsored research amounts are recognized as revenue when the research underlying such funding has been performed or when the grant funds have otherwise been properly utilized. Grant revenue is recognized to the extent provided for under the related grant or collaborative research agreement. This is shown as sponsored research revenue on the accompanying consolidated statements of operations.

Research Revenues

Research revenue amounts are recognized as revenue under various contractor agreements with third parties. This is shown as research fees on the accompanying consolidated statements of operations.

Cost of Royalty Revenues, Other

The cost of royalty revenue, other, includes the direct costs attributable to the production of our product. It includes all costs related to creating the products at our contract manufacturer, which can include stability costs directly related to the product sold. The stability of a product may be defined as the extent to which a product retains, within specified limits, throughout its period of storage and use, the same properties and characteristics possessed at the time of its packaging. Stability testing provides evidence on how the quality of a drug substance or drug product varies with time. Only costs that are tied to the production of the products are considered cost of royalty revenue. Our contract manufacturer for ONSOLIS®, Aveva, bills us for the material cost used in creating the product along with direct labor costs, and certain overhead costs as outlined in the supply agreement. This is shown as cost of royalty revenues on the accompanying consolidated statements of operations. Cost of royalty revenues, other also includes royalty expenses owed to third parties. These royalty expenses are directly related to the products sold during the period.

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